                             Filed By VeriSign, Inc.
                         Pursuant to Rule 425 under the
                             Securities Act of 1933
               And deemed filed pursuant to Rule 14a-12 under the
                         Securities Exchange Act of 1934

                    Subject Company: Illuminet Holdings, Inc.
                          Commission File No. 000-27555

                                 VERISIGN, INC.
                          SLIDE PRESENTATION CONCERNING
           VERISIGN'S PROPOSED ACQUISITION OF ILLUMINET HOLDINGS, INC.


Slide 1:
[VeriSign Logo]

The Sign of Trust on the Net

VeriSign - Illuminet Roadshow
September 2001

Slide 2:

[VeriSign Logo]

Safe Harbor

This presentation contains forward looking statements including, future projections, descriptions of management's plans and objectives for future operations, statements of future economic performance and statements concerning the assumptions underlying and relating to these projections, plans, objectives and future performance. Actual results may differ materially from those stated or implied by such forward-looking statements presented today. Factors that could affect these forward-looking statements include, among others, potential volatility in VeriSign's stock price, customer acceptance of new products and services offered by the company, uncertainty of future revenue and profitability and fluctuations in the Company's quarterly operating results and increased competition for the services in our core businesses. More information about potential factors that could affect the Company's business and financial results is included in VeriSign's filings with the Securities and Exchange Commission, especially in the Company's Registration Statement on Form S-4, Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation

Slide 3:

[VeriSign Logo]

Transaction Summary

Exchange Ratio:            -0.93 of a share of VeriSign for each share of
                            Illuminet
                           -Approximately 30.4 million VRSN shares will be
                            issued

Key Closing Conditions:    -Illuminet shareholder approval
                           -Regulatory approval and other customary conditions

Financial Impact:          -Immediately accretive to EPS

Expected Closing:          -Calendar Q1 2002


Slide 4:

[VeriSign Logo]

Transaction Highlights

1.  Consistent with VeriSign's strategy

2.  Complementary customers, market focus and infrastructure

3.  Synergies add to upside

4.  Low execution risk

5.  Accretive to margin structure and EPS

Slide 5

[VeriSign Logo]

SAME AS SLIDE 4

Slide 6

[VeriSign Logo]

Enable Everyone, Everywhere to
Use the Internet and the Telephony
Networks with Confidence

Slide 7

[VeriSign Logo]

Trusted Communications Services Infrastructure

[Two clouds representing VeriSign (Internet) on one side and Illuminet (PSTN) on the other side. The VeriSign cloud has devices such as laptop computer, desktop computer, and large server stemming from it. The Illuminet cloud has devices such as telephone, mobile phone, and a personal digital assistant (PDA).]

Any Device, Any Network, Any Protocol, Anywhere

Slide 8

[VeriSign Logo]

Different Language, Same Function

Internet (packet-based)             Network Protocol          PSTN (circuit-switched)

DNS                                 Overlay Network           SS7

Web browsers, e-mail                                          Wired and wireless phones
ss.125mm hosts                      User Interface                 195M lines
ss.trillions of pages/day                                          2bn calls/day

Global Registry                     Database                  Signal Control Points
ss.5bn look-ups/day                                                (ss).3bn dips/day

Constellation servers and           Set-up and Routing        Signal Transfer Points
name servers                                                       and AIN servers

Slide 9

[VeriSign Logo]

Similar Service Offerings

[VeriSign Logo]                                                    [Illuminet Logo]
Registrar and Registry                      Adressing and          SS7 Connectivity; Line
                                            Navigation             Information Database,
                                                                   LNP Database

PKI, digital certificates,                  Authentication and     Caller Name Database
enhanced entitlements                       Authorization          and Fraud Management

Credit Card, ACH,                           Payment and            Carrier Clearing,
B2B transaction management                  Clearing house         Wireless pre-pay


Slide 10

[VeriSign Logo]

Illuminet Snapshot

 .    Illuminet is the VeriSign of the PSTN network

     -Leading provider of SS7 network connectivity and intelligent network services to telecommunications carriers
     -Operates the largest unaffiliated SS7 network in the U.S.

 .    Network Services
     -Network Connectivity (33%): provides carriers connectivity to SS7 networks throughout the US via its 12 STP sites
     -Intelligent Network Products (46%): local number portability, line-information database, toll-free database, calling name database -Roaming & Prepaid Platform (21%): Smartpay Prepaid Wireless, iRoam

 .    Highly predictable and recurring revenues -Scales with volume of calls, database queries -Price protection under long term contracts

Slide 11
Consistent with Investment Highlights

[VeriSign, Inc. logo]
Leading provider of trusted infrastructure on the internet
Compelling end-to-end services offering
Highly differentiated market position,
Trusted third party
Key technology and distribution partnerships
Critical mass and global reach
Profitable, recurring business model

[Illuminet logo]
Leading provider of routing, directory and lookup services in the PSTN world Suite of intelligent network and clearinghouse services
Number one market share, neutral player with large customer base
Partnerships with leading hardware and software vendors: Cingular Wireless, Agilent, Ulticom etc.
Customer base of over 900 carriers and extensive network spanning North, Central and South America
41% CAGR from 1996 to 2000, 31% operating margin in Q2:01 highly visible, recurring business model

Slide 12:
The VeriSign Model


[Level 7] SME & Consumer            /     Global 2000 & Service Providers
[Level 6]  Web Storefront  ISPs     /     Direct Sales  Registrars  Affiliate
[Level 5] Value Added Services      /                  Consulting Services
[Level 4]  Hosting     e-mail
[Level 4] Mass Markets Division     /     Enterprise & Service Provider Division
[Level 3] domain names web certs B2C pay / corp domain names managed
PKI B2Bpay

[Level 2] Name Services      Authentication Services     Transaction Services
[Level 1] Directory and Signaling Infrastructure (IP)

Slide 13:
Illuminet -- A New Engine of Growth

[Level 8] SME & Consumer         /    Global 2000 & Service Providers & Carriers
[Level 7] Web Storefront ISPs Carriers / Direct Sales Registrars Affiliates
[Level 6] Value Added Services           /              Consulting Services
[Level 5] Hosting e-mail
[Level 4] Mass Markets Division     /     Enterprise & Service Provider Division
[Level3] domain names webcerts B2C pay Trusted SMS / corp domain names managed PKI B2Bpay SS7 services
[Level 2] Name Services   Authentication Services      Transaction Services
Telephony Services
[Level 1] Directory and Signaling Infrastructure (IP)

Slide 14:
Naming & Addressing Services

[Level 7]            Naming         Voice       Presence
[Level 6]            Managed DNS         Secure DNS
[Level 5][different form of .com] [different form of .com] [different form of
 .com]
[Level 4]                  .tv      .cc      .nu
[Level 3]                           .com     .net
[Level 2] Domain Name Services [highlighted] Authentication Services Transaction Services Telephony Services
[Level 1]         Directory and Signaling Infrastructure (IP and PSTN)


Slide 15:
Authentication Services

[Level 8] Provising        Authorization             Federation
[Level 7] Wireless         Broadband                 SmartCard
[Level 6] Healthcare       Financial Services        Government
[Level 5] VPN              Messaging                 Extranet
[Level 4]             Email/Brower Certs
[Level 3]                  Webcerts
[Level 2] Domain Name Services  Authentication Services  [highlighted]
Transaction Services    Telephony Services
[Level 1]         Directory and Signaling Infrastructure (IP and PSTN)

Slide 16:
Transaction Services

[Level 7] Transaction Coordination  Trade Management Clearinghouse
[Level 6]                  International
[Level 5] Enterprise       Supply Chain        Wireless
[Level 4] ACH              Purchase Card       Fraud
[Level 3]                  Credit Card
[Level 2] Domain Name Services    Authentication Services   Transaction Services
[highlighted] Telephony Services
[Level 1] Directory and Signaling Infrastructure (IP and PSTN)

Slide 17:
Telephony Services

[Level 7] Unified Messaging         eNum         Location-based/Mobile Commerce
[Level 6] Enhance GVRS              Trusted IM/SMS            WebNum
[Level 5] Clearinghouse    OSS/Billing/Intermediation         Wireless
[Level 4]            LNP         Intelligent Network Services
[Level 3]                  SS7 Connectivity
[Level 2] Domain Name Services   Authentication Services   Transaction Services
Telephony Services [highlighted]
[Level 1] Directory and Signaling Infrastructure (IP and PSTN)

Slide 18:
Transaction Highlights

1.  Consistent with VeriSign's strategy
2.  Complementary customers, market focus and infrastructure  [highlighted]
3.  Synergies add to upside
4.  Low execution risk
5.  Accretive to margin structure and EPS
[VeriSign, Inc. logo]

Slide 19

[VeriSign Logo]

Complementary Trusted Services Model

Converged Network                     New Products and Services
                          Voice Registry, Secure SMS, eNUM, WebNum, PAM Services

Services                  Public Key Infrastructure,      SS7 connectivity, LNP,

                          Global Registry, Web presence,   800 Calls, Roaming,
                          Payments                         Clearinghouse,
                                                           Inter-carrier Billing

Customers                 Enterprise and Mass Markets      Wireless carriers,
                                                           ILECS, RBOCs, IXCs,
                                                           CLECs

Users                     Those accessing the Internet     Those placing phone
                                                           Calls

Signaling and             DNS and Resolution               SS7
Directories
                          [VeriSign Logo]                  [Illuminet Logo]



Slide 20

[VeriSign Logo]

Massive Footprint

                           [VeriSign Logo]                         [Illuminet Logo]

Customers                  3,300 enterprise customers              900+ carrier customers
                           6.5 million domain name                 Blue chip customer base,
                            customers                              including: ALLTELL, AT&T,
                           102,000 Web site certificate            Cable & Wireless, Cingular
                            customers                              Wireless, Qwest, Sprint, Time
                           38 global affiliates                    Warner Telecom, Verizon
                           84 registrars

Look-up &                  -5.4 billion DNS resolutions per day    -4 billion queries per week
Query                      -100 million database queries           -200 mobile telephone
Infrastructure             -Peak capacity of 20 to 25 billion       switching offices in US
                            resolutions per day                    -Connected to 230 of nation's
                           -13 root DNS servers globally            237 LATAs
                                                                   -Largest independent SS7
                                                                    network in US
                                                                   6 pairs of Illuminet-owned STPs

Database                   -32.4 million domain names in           -32 million customer names in
                            the Registry                            the LDB
                           -16.0 million names in the              -24 million calling name records
                            Registrar                               (CNAM)
                           -327,000 web site certificates          -22% of all US LNP
                            issued                                 -Handles 50%+ of U.S. wireless
                           -50,000 merchant accounts                roaming calls

Slide 21
[VeriSign Logo]

Minimal Customer Overlap

Verisign, Inc.
Financial Services:
American Skandia Insurance
Bank of America
Barclay's Bank
Deutsche Bank
Diner's Club
Dow Jones
Federal Reserce Bank of NY
First Union Bank
First USA Paymentech
Merrill Lynch
Morgan Stanley Dean Witter
Novus/Discover
Royal Bank of Canada
Softbank
Southwest Securities
Sumitomo Bank
TransUnion
VISA

Manufacturing/Transportation:
CSX
Eastman Kodak
Ford Motor Company
General Electric Information Services
Gillette
Johnson & Johnson
Miller Brewing Company
UPS

Telecommunications:
AT&T

BellSouth
British Telecom
Japan Communication
SBC
Worldcom
NTT Communications
US West

Technology:
EDS
Agilent
Hewlett-Packard
Intuit
NEC
Netscape
NTT Data
Texas Instruments

Government:
State of New Jersey
Patent & Trademark Office
Veteran's Administration
Social Security Adminstration
US Army
Department of Agriculture
Department of Justice
FBI
IRS
National Security Agency

Illuminet:
Air Touch
ALLTEL
AT&T
BellAtlantic Mobile
BellSouth
Cable & Wireless
CenturyTel
CFW Intelos
Cingular Wireless
Citizens
Commonwealth Telephony
Destia Communications
Deutsche Telekom
eSpire Communications
Excel Communications
Frontier
Global Crossing
Golden States Cellular
Intermedia
McLeod USA

PacWest Telecom
Qwest
SBC
Southwestern Bell Wireless
Sprint
TDS
Telecom Malaysia
Teligent
Time Warner Telecom
US Cellular
US West
Verizon
Vodafone
Western Wireless
Worldcom
ZeroPlus Dialing


Slide 22:
Transaction Highlights

1.  Consistent with VeriSign's strategy
2.  Complementary customers, market focus and infrastructure
3.  Synergies add to upside  [highlighted]
4.  Low execution risk
5.  Accretive to margin structure and EPS

[VeriSign, Inc. logo]

Slide 23:
Convergence Paradigm

                           [Box]
                  #1 trusted services provider
                  Data and voice
                  Leverage DNS technology
                  VoIP bridge services
                  Trusted SMS and PAM Cross-selling opportunities

[Box above pointing to connection between two clouds]

[Cloud 1]
                             PSTN
                          [illuminet logo]
Pay    Authentication       NPAC      Others       [each represents SS7 switch]
[diagram: wireline telephone - cloud - wireless telephone]

[Cloud 2]
                           Internet
                       [VeriSign logo]

Pay  Authentication   Registry Database   Others   [each represents name server]
[diagram: mass markets - cloud - Enterprise]

[VeriSign, Inc. logo]

Slide 24:

[VeriSign logo]

Near Term Opportunities


-------------------------------------------------------------------------------------------------------------
Trusted SMS Services                                    Leverage Super DNS  Technology
------------------------------------------------------------------------------------------------------------
 .    Trusted SMS service between wireless               .    VeriSign DNS technology is directly
     carriers and internet users                             extendable to the IN space
 .    Will also help landing trusted Presence and        .    Potential to bring cost advantages in the
     Availability Management (PAM) service for range         of 2-3 orders of magnitude
     wireless and Internet (similar to Instant          .    Cost savings will drive operating margins
     Messaging)                                              and price competitiveness
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Next Generation Network Signaling Bridge                Leverage Complementary Customer Relationships
-------------------------------------------------------------------------------------------------------------

 .    Translation bridge for traditional carriers        .    Through Illuminet carrier channels,
     and next generation networks transitioning to           VeriSign can sell its traditional services:
     VoIP services                                           web presence, online security and payment
 .    NGN carriers need to reach CNAM, LIDB and LNP           services
 .    Clear near term revenue opportunity                .    Important new products that VeriSign is
                                                             developing depend on the carrier channel:
                                                             Global Voice Registry, WebNum and VoIP Registry

-------------------------------------------------------------------------------------------------------------


Slide 25:

[VeriSign logo]

Well Positioned for Future Growth

----------------------- --------------------- -------------------- --------------------- --------------------
                        Current Products      Near Term            Medium Term           Long Term
                                              Opportunities        Opportunities         Opportunities
----------------------- --------------------- -------------------- --------------------- --------------------
VeriSign                .  Enterprise         .  Enhanced Voice    . Unified             . eNum
                        Services              Registry Services      Messaging           . Leader in
                        .  Global             .  WebNum            . Trusted               converged
                           Registry           .  Trusted SMS         Instant Messaging     communication
                        .  Registrar          .  Leverage          . Location-based/Mobile
                        .  Web Site              DNS lookup
                        Certificates             Commerce architecture
                        .  B2C Payments



                        .  SS7
                        Connectivity,
                        Switching and
Illuminet               Transport
                        . Intelligent Network
                        Svcs
                        .  Clearinghouse
                        .  OSS Interconnection
                        .  Seamless Roaming


----------------------- --------------------- -------------------- --------------------- --------------------
                        .  Prepaid wireless
----------------------- --------------------- -------------------- --------------------- --------------------


[Background has a large arrow pointing from left to right]


Slide 26:

[VeriSign logo]

Enormous End-Market Opportunity

(MM)                                  2001                                2004
Wireless Subscribers                  825                                 1,650
Telephone Lines                       1,000                               1,250
Internet Users                        525                                 875
Internet Devices                      500                                 1,050

Source: IDC, Global Industry Analysts based on worldwide figures

Substantial opportunity for authentication, database and payment services


Slide 27:

[VeriSign logo]

Transaction Highlights

1.  Consistent with VeriSign's strategy

2.  Complementary customers, market focus and infrastructure
3.  Synergies add to upside
4.  Low execution risk

5.  Accretive to margin structure and EPS

[Item 4 is highlighted]


Slide 28:

[VeriSign logo]

Low Execution Risk

 . Both companies are strong stand-alone entities with proven track records of execution
 . No integration challenges
        - Illuminet to operate under ESP Division
 . Experienced management team
        - Both companies have successfully completed several acquisitions
 . Complementary service infrastructure

Slide 29:

[VeriSign logo]

Strong Market Opportunity

 .   PSTN services market is large and growing
        -   Expected to grow from $4.9 billion in 2000 to $10.8 billion in 2005
 .   Growth drivers include:
        -   Growth in voice traffic
        -   Increased trend towards outsourcing and offering differentiated services
        -   Increased wireless penetration
        -   Local number portability for wireless
        -   Voice-data convergence
 .   Opportunity to accelerate revenue growth
        -   Illuminet currently carries 10% of overall communications traffic
        - Early entrant in the wireless space with substantial room for penetration
        - DNS technology is directly extendable into the Intelligent Networks space


Slide 30:

[VeriSign logo]

Transaction Highlights

1.  Consistent with VeriSign's strategy

2.  Complementary customers, market focus and infrastructure
3.  Synergies add to upside
4.  Low execution risk

5.  Accretive to margin structure and EPS

[Item 5 is highlighted]


Slide 31:

[VeriSign logo]

Illuminet Financial Highlights

 .   Stable stand-alone business
        -   Q2 revenues of $47 million and $0.29 in EPS
 .   Transaction-based revenue base
        -   98% of revenues from recurring streams
        -   41% revenue CAGR 1996-2000
 .   Highly profitable business model
        -   82% gross margin and 30% operating margin in Q201
 .   High degree of visibility
        -   Exceptional visibility at the beginning of the quarter
        -   Solid balance sheet
        -   Healthy cash position, low DSOs

Slide 32:

[VeriSign logo]

Excellent Financial Profile

[1 bar chart showing historical and projected yearly revenue for Illuminet historically for 1998, 1999 and 2000, and expected revenue from CS First Boston equity research for 2001.]

Slide 33:

[VeriSign logo]

Pro Forma Financials - Historical

[Table showing for both VeriSign, Illuminet and VeriSign + Illuminet (based on a
0.93 exchange ratio), historical 2000 and historical second quarter 2001 revenues, sequential revenue growth, gross profit, gross margin, operating income, operating margin, net income, net margin and EPS]

Slide 34:

[VeriSign logo]

Financial Impact

 .   Enhances revenue model
        -   Transaction-based
        -   Volume driven
        -   Price protection through long-term contracts
 .   On a pro forma basis, expands gross margin from 66% to 70%
 .   Expands operating margin further
 .   EPS accretive by 5-7% in 2002

Slide 35:

[VeriSign logo]

Consistent with Investment Highlights

VeriSign                                                Illuminet

Leading provider of trusted infrastructure services     Leading provider of routing, directory and look-up
on the Internet                                         services in the PSTN world

Compelling end-to-end service offering                  Suite of intelligent network and clearinghouse
                                                        services

Highly differentiated market position, trusted third    Number one market share,
neutral player with large party customer base

Key technology and distribution partnerships            Partnerships with leading hardware and software
                                                        vendors: Cingular Wireless, Agilent, Ulticom, etc.

Critical mass and global reach                          Customer base of over 900 carriers and
                                                        extensive network spanning North, Central
                                                        and South America


Profitable, recurring business model                    41% revenue CAGR from 1996 to 2000; 31%
                                                        operating margins in Q2:01; highly visible,
                                                        recurring business model

[Large check box with check between columns for each of the 6 items listed above]